

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

May 23, 2017

Rogers Herndon
Chief Executive Officer, President and Director
Quintana Energy Services Inc.
1415 Louisiana Street, Suite 2900
Houston, TX 77002

> **Re: Quintana Energy Services Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted April 26, 2017**
> **CIK No. 0001704235**

Dear Mr. Herndon:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2.   Please provide us with independent support for your assertions regarding your leading market position in the Mid-Continent region (page 8), your status as "one of the safest service providers in the industry" (page 10), and the like. Also, please provide copies of any industry analysis or reports that you cite. For example, we note your attribution of forecasts for increased HHP demand to Spears & Associates at page 83. Lastly, please

tell us whether you directed the third parties you cite in the prospectus to prepare any report on your behalf in connection with this offering. If so, please file the consent that Securities Act Rule 436 requires.

Corporate Reorganization, page 12

3.   Please provide an organizational chart or other visual representation of your structure after giving effect to this offering and the reorganization transactions that you plan to complete prior to closing.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 61

How We Generate Our Revenue, page 61

4.   We note that approximately 90% of your directional drilling revenue is from "follow-me rigs" and that you have increased the number of "follow-me rigs" from approximately 27 in the second quarter of 2016 to 52 as of March 31, 2017. Please revise your disclosure to more clearly explain the nature of a "follow-me rig" in the context of the services offered in your directional drilling services segment.

Recent Trends and Outlook, page 64

5.   We note your disclosure on page 65 regarding improving outlook in both activity levels and margin performance, but we also note your statement on page 76 that demand for your services has been strong historically. Revise to provide expanded disclosure better describing the impact of known trends reasonably expected to have a material impact on your operating results. Your revised disclosure should enable an investor to better ascertain the extent to which you believe that past results are indicative of your future performance. Refer to Item 303(a)(3)(ii) of Regulation S-K and, for additional guidance, section III.B.3. of SEC Release No. 33-8350.

Results of Operations, page 66

6.   Revise to quantify the effect of each causal factor identified for material changes in your financial statement amounts. For example, in your discussion regarding directional drilling services, quantify the impact of changes in utilization and dayrates as part of your analysis of revenue. Your revised variance explanations should fully address the change between periods for each line item in your statement of operations. Refer to Item 303(a)(3) of Regulation S-K, and for additional guidance, Section III.D. of SEC Release 33-6835.

Liquidity and Capital Resources, page 69

Capital Requirements and Sources of Liquidity, page 72

7.   You state that the proceeds of this offering, operating cash flow, and available borrowings under your revolving credit facility will be sufficient to fund your operations for at least the next twelve months. Revise this disclosure to clarify your expectations for operating cash flows as a liquidity source considering that your cash flow from operating activities was a negative amount for the fiscal year ended December 31, 2016. Refer to Item 303(a)(1) of Regulation S-K.

Critical Accounting Policies and Estimates, page 73

8.   We note that you have identified various accounting policies or estimates that you consider to be critical to your financial statements. However, it does not appear that you have provided a discussion and analysis that is substantially incremental to the accounting policies outlined in your financial statements. Revise your disclosure of critical accounting estimates to provide greater insight into the quality and variability of information regarding your financial condition and operating performance. Refer to Section V of SEC Release 33-8350.

Audit Committee, page 104

9.   Once the information is available, please update the interim disclosure in the Management section, including naming the initial member(s) of the audit committee. Similarly, it appears that you have omitted known information from the Executive Compensation section which begins at page 104, so please revise it to provide the available information.

Quintana Energy Services LP (Predecessor) Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2 – Basis of Presentation and Principles of Consolidation, page F-10

10.   Revise your accounting policy to address income recognized from rental equipment and disclose revenue from rentals on the face of your statement of operations. Refer to FASB ASC 840 and Rule 5-03(b)(1) of Regulation S-X.

Note 3 – Acquisitions, page F-17

Acquisition of Archer Well Services Entities, page F-19

11.   You state that the Archer Well Services Entities were in distress and in need of a strong management team when acquired in exchange for a 42% interest in Quintana Energy Services LP. As a result, the value of the consideration transferred was lower than the fair value of the net assets acquired and a gain on bargain purchase was recognized. Describe the process through which you reassessed your accounting for this acquisition and explain how you determined that all of the assets acquired and liabilities assumed were correctly identified and that the consideration transferred was properly measured. Refer to FASB ASC 805-30-25-4 and 805-30-30-5.

12.   Revise to provide a more detailed description of the reasons why this acquisition resulted in a bargain purchase gain. For example, provide insight into your determination that this transaction was acceptable to the seller if the fair value of the consideration transferred was less than the fair value of the net assets you acquired, especially considering that the consideration was a 42% equity interest in Quintana Energy Services LP. Refer to FASB ASC 805-30-50-1f.

Note 15 – Segment Information, page F-29

13.   Revise to show revenues recognized for each of your products and services. For example, separately disclose revenue from coiled tubing, fluid pumping, nitrogen, rig-assist snubbing, and well control services offered within your pressure control services operating segment. Refer to FASB ASC 280-10-50-40.

Note 16 – Unit Based Compensation, page F-31

14.   We note that you have granted units awards in the form of phantom units for which no expense has been recognized. Tell us more about your assessment of the vesting component for these awards related to the consummation of transactions such as a change in control, a partnership public offering, or a reverse merger. In addition, tell us whether your proposed offering will result in the achievement of this vesting component. Refer to FASB ASC 718-10-25-20.

Closing Comments

You may contact Jeannette Wong, Staff Accountant, at (202) 551-2137 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources

cc: Sarah K. Morgan
        Vinson & Elkins LLP